TENAGA NASIONAL BERHAD (200866-W) EXEMPTION FILE NO : 82 – 3677

02060033

COPIES OF

PRESS STATEMENT,
SUBMISSION TO KUALA LUMPUR STOCK EXCHANGE (KLSE)
JULY – OCTOBER 2002

AND

PRESENTATION MATERIALS TO ANALYSTS FOR THIRD QUARTER FY 2002

MADE BY

TENAGA NASIONAL BERHAD

ANALYST BRIEFING

TENAGA NASIONAL BERHAD

Unaudited Results Announcement

4th Quarter

FY 2002

30TH OCTOBER 2002

KENYIR ROOM

TENAGA NASIONAL BERHAD

Analyst Briefing-
Unaudited Financial Results for Financial Year 2002

Contents

Part 1

SUMMARY OF FINANCIAL RESULTS

By

CHAIRMAN
Tenaga Nasional Berhad

Highlights of TNB Group Financial Results

(Figures in RM Million)	*4QFY02*	*Year to Date* FY2002	*FY2001*	*Changes (%)*
Revenue	4,093.3	15,375.1	14,362.6	7.0
Operating profit before investment and other income, finance cost, depreciation and amortisation, exceptional items, foreign exchange gain/(loss), taxation and minority interest	1,179.2	4,509.1	4,419.5	2.0
Investment income	3.3	10.8	7.7	40.3
Other income including interest income	79.5	260.2	341.9	(23.9)
Finance cost	(293.1)	(1,127.2)	(1,136.4)	(0.8)
Depreciation and amortisation	(553.5)	(2,242.7)	(1,976.7)	(13.5)
Exceptional items	99.7	16.0	(373.7)	(104.3)
Operating profit after investment & other income, finance cost, depreciation and amortisation, exceptional items but before foreign exchange gain/(loss), taxation and minority interest	515.1	1,426.2	1,282.3	11.2

Highlights of TNB Group Financial Results

(Figures in RM Million)	4QFY02	FY2002 (Year to Date)	FY2001 (Year to Date)	Changes (%)
Foreign exchange gain/(loss)	(373.0)	(92.3)	785.5	(111.8)
Share of profits in associated companies	40.8	142.9	125.2	14.1
Profit before taxation and minority interest	182.9	1,476.8	2,193.0	32.7
Taxation	5.4	(90.9)	(122.8)	(26.0)
Profit after taxation but before minority interest	188.3	1,385.9	2,070.2	(33.1)
Minority interest	(1.2)	14.9	34.8	(57.2)
Profit after taxation attributable to shareholders	187.1	1,400.8	2,105.0	(33.5)

6

Part 2

CURRENT ISSUES AND INITIATIVES

By

PRESIDENT/ CHIEF EXECUTIVE OFFICER

Unaudited Results of the Group for the 4th Quarter Ended 31st August 2002

	Cumulative Quarter	
	Current Year To Date 31.08.2002	**Preceding Year To Date 31.08.2001**
Revenue	15,375.1	14,362.6
Operating profit before investment and other income, finance cost, depreciation and amortisation, exceptional items, foreign exchange gain/(loss), taxation and minority interest	4,509.1	4,419.5
Investment income	10.8	7.7
Other income including interest income	260.2	341.9
Finance cost	(1,127.2)	(1,136.4)
Depreciation and amortisation	(2,242.7)	(1,976.7)
Exceptional items	16.0	(373.7)
Operating profit after investment and other income, finance cost, depreciation and amortisation, exceptional items but before foreign exchange gain/(loss), taxation and minority interest	1,426.2	1,282.3
Foreign exchange gain/(loss) - transaction	39.8	62.9
Share of results of associates	142.9	125.2
Profit/(Loss) before translation foreign exchange gain/(loss), taxation and minority interest	1,608.9	1,470.4
Taxation	(90.9)	(122.8)
Profit/(Loss) after taxation but before translation foreign exchange gain/(loss) and minority interest	1,518.0	1,347.6
Minority interest	14.9	34.8
Profit/(Loss) after taxation but before translation foreign exchange gain/(loss)	1,532.9	1,382.4
Foreign exchange gain/(loss) - translation	(132.1)	722.6
Profit/(loss) attributable to shareholders	1,400.8	2,105.0

Gas Supply Situation has improved

Power Sector Gas Consumption Shortfall Jan 2000 –Sept 2002 (mmscfd)



1500
1250
1000
750
500
250
0
36
54
19
133
199
159
77[1]
108
1H2000
2H2000
1H2001
2H2001
1/02 to 6/02
Jul-02
Aug-02
Sep-02
Alternative/standby fuel due to gas shortfall
Gas consumption

[1]At a level below 100, TNB uses fuel oil which is less expensive than distillate

Update on Gas Supply Situation

- The gas shortage situation has improved significantly with the additional supply from West Natuna, and from local fields (Angsi, Selingi and Pulai).
- Kapar Power Plant Unit 5 and Unit 6 are back on stream, which will help mitigate any shortfall in gas supply. The situation will be further enhanced with Janamanjung first unit of 700MW expected to commence operation in January 2003, 3 months ahead of schedule.
- The Government has agreed in principle on a formula to share the differential cost.

Janamanjung coming in ahead of time

- First Unit (700 MW) will be on commercial operation by December 2002, three (3) months earlier than its scheduled date. Currently, the first unit is in the advanced stage of commissioning.
- Second Unit (700 MW) coming on stream in June 2003, ten (10) months earlier than scheduled date. The third Unit (700MW) will come in December 2003, earlier by one year.
- By expediting the completion of Janamanjung, TNB's fuel dependency on gas will be reduced and hence, risk on burning expensive distillate will be elim cost burden would be reduced and so will its dependency on gas.

Recently signed PPA with SKS highlights the new arrangement with IPPs

IPPs	Contracted capacity (MW)	COD date	Cost of purchase power (sen/kWh)
1st Generation			
YTL Power Generation (gas)	7,450 GWh	Sep-95	15.50
Segari Energy Ventures (Lumut)(gas)	1,303	Jul-96	15.31
Genting Sanyen Power (gas)	720	Apr-95	14.55
2nd Generation			
SKS Ventures (Prai) (gas)	350	Mar-03	12.40
Segari, Block 3 (Malakoff) (gas)	640	Jan-03	12.14
Panglima (Powertek) (gas)	720	Mar-03	11.73
Kapar Power (coal & gas)	2,420		10.62*
3rd Generation			
SKS (coal)	2,100	Aug-06	13.44
JANAMANJUNG (coal)	2,100	Apr-03	12.93

- SKS along with other coal-fired power plants under the 3rd, Generation PPA, ie. TNB Janamanjung and Jimah Power Generation would be the first IPPs to undertake Demand Risk. Under this principle a portion of the IPP's fixed payment, which covers the IPPs financing costs, would be guaranteed whilst the remaining portion, which corresponds with the demand, would be paid upon the power plant being despatched.

* Kapar Power is a combination of old and new plants

10

Part 3

OPERATIONS PERFORMANCE

TNB Electricity Consumption (Group)

Unit (GWh)


Domestic
18%
Others
3%
Commercial
28%
Industrial
50%

Total unit 63,533.6 GWh
FY 2001 Total Unit 59,417.4 GWh

RM (million)


Domestic
18%
Others
3%
Commercial
33%
Industrial
46%

Total RM 14,932.5 mil
FY 2001 Total RM 13,951.8 mil

Note: Others represent public lighting, mining and LPL sales

12

Sources of Revenue


Electricity Sales
95%
Other Income
3%
Deferred
Income
2%
Electricity Sales
Deferred Income
Other income

Total Revenue FY2002 = RM 15,375.1 million
FY2001 = RM 14,362.6 million

Note: LPL Sales RM 294.5 mil
SESB Sales RM 539.0 mil

13

Generation plant up

Malaysian GDP is expected to grow 4% for CY2002 and 6% CY2003


Installed generation capacity
—Peak Demand
MW
20,000
16,000
12,000
8,000
4,000
0
12,135
13,135
14,024
16,307
16,647
18,097
19,767
9,712
10,060
10,783
FY2000
FY2001
FY2002
FY2003E
FY2004E
FY2005E
FY2006E

Note: Figures represent supply (Peninsular Malaysia only) from committed plant up projects

14

System Weekly Maximum Demand Comparison FY2000 to FY 2002


MD (MW)
Highest MD
10, 783 MW
11000
10000
9000
8000
7000
6000
FY 1999/2000
FY 2000/2001
FY 2001/2002
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
41
43
45
47
49
51
53
WEEK NO

15

Fuel Mix Diversification (MW)


Oil
3%
Coal
12%
Hydro
13%
Generation Mix 2002
Gas
72%
Oil
1%
Gas
47%
Coal
43%
Generation Mix 2010
Hydro
9%

Note: Figures excludes SESB and LPL

16

On-going management initiatives

Transmission reliability improving

System Minutes[1]


60
50
40
30
20
10
0
1998 1999 2000 2001 2002

(1) **System Minutes**

= Energy unsupplied (MWhr) * 60 / Peak Demand (MW)

Supply reliability improving

Distribution SAIDI[2]


700
600
500
400
300
200
100
0
1998 1999 2000 2001 2002

(2) **System Average Interruption Duration Index**

= No of minutes loss / No of Customers

17

Part 4

FINANCIAL PERFORMANCE

Managing Operating Cost

Operating cost excluding interest and depreciation for FY 2002 and FY 2001



FY 01
FY 02
3.5
3.5
3.8
16.7
3.9
4.4
2.9
17.3
0
5
10
15
20
Average cost (sen per KWh)
Capacity Payment
Energy Cost
TNB Fuel
Staff Costs
Other costs

- Increase in Energy cost (inclusive of energy cost passed through by IPPs) and TNB fuel cost mainly due the gas shortage.
- Capacity Payment, which is a fixed cost, makes up the largest cost

19

Key financial initiatives since 1998 have already shown encouraging results

- The policies and strategies adopted by TNB since FY 1998 have resulted in:
  - Restructuring of TNB debt repayment to match its cash flows
  - Reduction in foreign currency borrowings from 64% (FY 1998) to 52% (currently)
  - Reduction in gearing from 1.85 to 1.66
- The implementation of TNB's Debt Liability Management Policies and Strategies is progressing as scheduled resulting in significant improvement in TNB's cash flow ratios

Efforts to restructuring debt have effectively lowered cost of funding

20

Minimizing Cost of Fund


Cost of Funding
7%
5%
3%
1%
FY97
FY98
FY99
FY00
FY01
FY02

21

Loan Mix


FY 2001
FY 2002
YEN
24%
STG
4%
USD
25%
OTHERS
2%
RM
46%
YEN
21%
STG
5%
USD
24%
OTHERS
2%
RM
48%

Weighted Average Interest Rate 5.3%

Total Debt = RM 28.3 billion
US$/RM = 3.80
USD/YEN = 119.8 Yen

Weighted Average Interest Rate 5.3%

Total Debt = RM 29.4 billion
US$/RM = 3.80
USD/YEN = 118.1 Yen

22

Capex going forward

Budgeted capex and committed funds


Committed projects
New projects pending approval
Secured financing (excluding bank facilities)
6.2
1.8
4.4
2.4
6.9
1.2
5.8
1.9
5.3
1.9
3.4
0.8
FY2003
FY2004
FY2005

Capex breakdown


6.2
0.9
1.8
0.9
2.6
6.9
0.5
1.8
1.6
3.0
5.3
0.2
1.8
1.2
2.1
2003
2004
2005
Generation
Transmission
Distribution
Support

23

MASB 25 – will apply in FY2003

- TNB will continue to comply with best accounting practices including MASB 25.
- MASB 25 will have no impact on TNB's cashflow, just as foreign translation has no immediate impact on cashflow.
- MASB 25 will require an accounting adjustment where TNB's gearing will increase. In this regard, management will continue to focus on managing the company's gearing level and some of the initiatives considered are:-
    - The divestment of TNB's minority stake in IPP
    - The divestment of Kapar
    - To increase TNB's shareholders' funds via proposed issuance of convertible bonds and continous improvement in our debt liability management (eg: reduction in cost of funding)
    - To consider various partnerships models in respect of equity in TNB's power plants with institutional investors

24


THANK YOU
25

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

I. UNAUDITED RESULTS OF THE GROUP FOR THE 4TH QUARTER ENDED 31st AUGUST 2002

(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31.08.2002	PRECEDING YEAR CORRESPONDING QUARTER 31.08.2001	CURRENT YEAR TO DATE 31.08.2002	PRECEDING YEAR CORRESPONDING PERIOD 31.08.2001
Revenue	4,093.3	3,733.6	15,375.1	14,362.6
Operating profit before investment and other income, finance cost, depreciation and amortisation, exceptional items, foreign exchange gain/(loss), taxation and minority interest	1,179.2	1,014.4	4,509.1	4,419.5
Investment income	3.3	0.1	10.8	7.7
Other income including interest income	79.5	67.5	260.2	341.9
Finance cost	(293.1)	(337.9)	(1,127.2)	(1,136.4)
Depreciation and amortisation	(553.5)	(558.7)	(2,242.7)	(1,976.7)
Exceptional items	99.7	-	16.0	(373.7)
Operating profit after investment and other income, finance cost, depreciation and amortisation, exceptional items but before foreign exchange gain/(loss), taxation and minority interest	515.1	185.4	1,426.2	1,282.3
Foreign exchange gain/(loss)	(373.0)	50.9	(92.3)	785.5
Share of results of associates	40.8	33.7	142.9	125.2
Profit before taxation and minority interest	182.9	270.0	1,476.8	2,193.0
Taxation	5.4	24.9	(90.9)	(122.8)
Profit after taxation but before minority interest	188.3	294.9	1,385.9	2,070.2
Minority interest	(1.2)	10.7	14.9	34.8
Profit after taxation attributable to shareholders	187.1	305.6	1,400.8	2,105.0
Earnings per share-Basic	6.0	9.8	45.1	67.8
Earnings per share-Diluted	6.0	9.8	45.1	67.7

II. UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 31st AUGUST 2002

(Amounts in RM million unless otherwise stated)

	31st AUGUST 2002	31st AUGUST 2001
PROPERTY, PLANT AND EQUIPMENT	50,710.7	48,270.3
INVESTMENT IN ASSOCIATES	806.9	725.8
LONG TERM INVESTMENTS	390.1	391.0
CURRENT ASSETS		
Inventories	1,216.2	982.4
Trade receivables	1,528.8	1,583.5
Other receivables	1,243.4	1,709.9
Cash	1,154.0	870.3
Amount owing from associates	4.7	3.9
Securities (quoted and unquoted)	10.7	47.7
	5,157.8	5,197.7
CURRENT LIABILITIES		
Trade payables	(2,050.5)	(1,827.9)
Other payables	(1,427.7)	(1,605.6)
Short term borrowings	(2,453.2)	(3,213.8)
Provision for taxation	(306.4)	(390.0)
Amount owing to associates	(364.6)	(356.2)
	(6,602.4)	(7,393.5)
NET CURRENT LIABILITIES	(1,444.6)	(2,195.8)
LONG TERM LIABILITIES		
Term loans	(26,963.6)	(25,101.8)
Customer deposits	(1,455.0)	(1,324.9)
Retirement benefits	(487.4)	(452.8)
Other liabilities	(97.3)	(110.4)
	(29,003.3)	(26,989.9)
DEFERRED TAXATION	(980.9)	(975.8)
DEFERRED INCOME	(2,231.6)	(2,149.5)
GOVERNMENT DEVELOPMENT GRANTS	(474.4)	(516.6)
	17,772.9	16,559.5
Financed by :-		
SHARE CAPITAL	3,111.8	3,106.8
SHARE PREMIUM	3,181.7	3,143.4
REVENUE RESERVE	10,223.3	9,104.5
REVALUATION RESERVE	1,237.1	1,237.1
FOREIGN EXCHANGE RESERVE	(25.8)	(79.9)
SHAREHOLDERS' FUNDS	17,728.1	16,511.9
MINORITY INTEREST	44.8	47.6
	17,772.9	16,559.5
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	570	531

III *NOTES*
(Amounts in RM million unless otherwise stated)

1) **ACCOUNTING POLICIES**

The same accounting policies and methods of computation used in the preparation of the Group's last annual financial statements have been applied in the preparation of the quarterly financial statements except for the change in accounting policy with respect to the recognition of dividends declared or proposed, in compliance with the new Malaysian Accounting Standards Board ('MASB') Standard No.19 on "Events After the Balance Sheet Date". In the previous financial year, the final dividend was accrued as a liability when proposed by the Directors. This change in accounting policy has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the financial year ended 31 August 2001 by RM133.6 million and net tangible assets per share to RM5.31.

Group Retained Profits	
At 31 August 2001 as previously reported in the audited balance sheet	8,970.9
Add: Proposed final dividend for the financial year ended 31 August 2001	133.6
At 31 August 2001 as restated	9,104.5

The final dividend was recognised as a liability after approval by the shareholders at the Annual General Meeting on 22nd December 2001.

2) **EXCEPTIONAL ITEMS**

Exceptional items relate to the following:

	CURRENT QUARTER 31.08.2002	YEAR TO DATE 31.08.2002
a) Write-back of diminution in value of fixed assets in a subsidiary	50.0	16.0
b) Write-back of diminution in value of investment	49.7	-
	99.7	16.0

3) **EXTRAORDINARY ITEMS**

There were no extraordinary items during the current quarter and financial year-to-date.

4) **TAXATION**

Taxation for the current quarter and financial year-to-date comprised the following:-

	CURRENT QUARTER 31.08.2002	YEAR TO DATE 31.08.2002
Taxation for the Group	11.5	(48.4)
Deferred taxation for the Group	3.6	(5.2)
Share of taxes in associates	(9.7)	(37.3)
	5.4	(90.9)

The effective tax rate for the Company and the Group for the current quarter and financial year-to-date is lower than the statutory tax rate due to the utilisation of brought forward and current capital allowances.

5) **PROFIT ON SALE OF INVESTMENT PROPERTIES AND/OR UNQUOTED INVESTMENTS**

There were no disposals of investment properties and/or unquoted investments during the current quarter and financial year-to-date.

6) **PURCHASES AND DISPOSALS OF QUOTED SECURITIES**

a) Total purchases and disposals of quoted securities and the loss arising thereon for the current quarter and financial year-to-date are as follows:-

	CURRENT QUARTER 31.08.2002	YEAR TO DATE 31.08.2002
Purchases	-	0.1
Disposal	4.3	21.7
Loss on disposals	(16.1)	(35.8)

b) Investments in quoted securities as at 31st August 2002 are as follows:-

	YEAR TO DATE 31.08.2002
At cost	5.4
At carrying value	0.6
At market value	0.6

The above quoted securities are managed by external fund managers.

7) **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no significant changes in the composition of the Group during the current quarter and financial year-to-date.

8) **STATUS OF CORPORATE PROPOSALS**

On 23rd November 2001, the Company, announced that it had entered into a conditional sale and purchase agreement with Malaysian Resources Corporation Berhad ('MRCB') for the acquisition of MRCB's entire 70% stake in Sepang Power Sdn Bhd. The agreement for the acquisition was completed on 20th May 2002.

On 21st May 2002, the Company announced that it had entered into a Share Sale Agreement ("SSA") with Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% owned indirect subsidiary of Genting Berhad for the disposal by TNB of a 40% interest in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million. The parties are now in the final stages of complying with the condition precedents.

On 14th February 2002, it was announced that the Company had entered into an agreement for the Sale and Purchase of Shares with MRCB for the acquisition of MRCB's 20% stake in Fibrecomm Network (M) Sdn Bhd. On 26th August 2002, the Company announced the completion of the Sale and Purchase agreement.

In relation to the divestment of Kapar Power Station as announced earlier, the parties had entered into a Supplemental Asset Sale Agreement ("Supplemental ASA") on 30th April 2002. In conjunction with the execution of the Supplemental ASA, the Company and Kapar Energy Ventures Sdn Bhd ("KEV") have on 30th April 2002 entered into Supplemental Power Purchase Agreement ("Supplemental PPA") for the generation and sale of electricity and to make generating capacity available. The net proceeds from the Proposed Kapar Divestment will be utilised for the repayment of borrowings and working capital purposes of the Company. The parties are now in the final stages of complying with the condition precedents.

9) **ISSUANCE OR REPAYMENT OF DEBTS AND EQUITY SECURITIES**

a) On 19th September 2001, TNB issued the second and final tranche of a 10-year RM1,500.0 million Tenaga Income Securities ('TIS') amounting to RM500.0 million. This tranche comprises:-
   i) 500 interest bearing 10-year redeemable unsecured bonds of an aggregate nominal value of RM499.5 million issued at 100% of nominal value (in denominations of RM999,000 each), with detachable coupons representing interest on the bonds; and
   ii) 500 Class B Redeemable Preference Shares ('RPS') of nominal value of RM1 each issued at a premium of RM999.00 per RPS.

b) On 3rd December 2001, the Company executed a 20-year Islamic Private Debt Securities ('PDS') transaction for nominal value of RM2,000.0 million. Proceeds from the issuance were utilised to part-refinance the Company's existing loans and to part-finance its capital expenditure requirements.

c) Except the aforementioned issuance of debt securities, there were no other issuance or repayment of debt securities, equity securities, share buy-backs, share cancellations or shares held as treasury shares and resale of treasury shares. As at 31st August 2002, 5,050,000 ordinary shares of RM1.00 each were issued under the existing Employee Share Option Scheme ('ESOS'). The scheme has expired on 11th May 2002.

d) Repayment of debts during the current financial year-to-date are as follows:
   i). Foreign term loans RM856.0 million, and
   ii). Local term loans RM373.5 million

10) **GROUP BORROWINGS**

a) The tenure of Group borrowings classified under short and long term categories are as follows :-

Short term – secured	22.7
- unsecured	2,430.5
Sub-total	2,453.2
Long term - secured	58.4
- unsecured	26,905.2
Sub-total	26,963.6
Total	29,416.8

b) Currency denominations:-

Japanese Yen	6,255.1
Sterling Pound	1,356.2
US Dollar	7,103.7
Euro	540.8
Others	17.1
Total Ringgit equivalent of foreign currency borrowings	15,272.9
Ringgit borrowings	14,143.9
Total	29,416.8

c) Average cost of funding as at 31st August 2002 was 5.35% (FY2001: 5.29%)

11) CONTINGENT LIABILITIES

As at 24th October 2002, contingent liabilities of the Group comprised the following:-

	As at 24th October 2002	As at 31st August 2001
Claims by third parties	1,010.0	618.6
Trade guarantees and performance bonds	10.2	24.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	61.7	61.9
	1,189.9	813.0

12) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities and financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of the derivatives financial instruments which include interest rate option contracts and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their respective financial strength. Virtually all foreign currency contracts are denominated in U.S dollar and Japanese Yen. Although TNB may be exposed to losses in the event of market fluctuations, it does not anticipate significant losses due to the nature of its hedging arrangements.

TNB has entered into interest rate swap agreements and interest rate and currency swap agreements, some of which have embedded interest rate or currency options, which may mature from year 2002 to 2007. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the hedging derivatives that TNB has entered into are substantially described in note 24 to the financial statements of TNB for the financial year ended 31 August 2001 (pages 41 – 43 of TNB's latest Annual Report). There have been no material changes to the terms and conditions of those derivatives between the date of financial statements (dated 7 November 2001) and the date of this announcement.

As at 24th October 2002, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM6,968.0 million. While this amount is a summation of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

13) MATERIAL LITIGATION

On 7th February 2002, Union Bank of Switzerland (UBS) filed a suit against TNB in the High Court in London claiming USD86.94 million plus interest. The claim arises out of following transaction.

In April 1997, TNB issued a USD500 million Yankee Bond maturing in April 2007. UBS was appointed as lead manager and underwriter for the issue. UBS recommended an integrated package to TNB involving TNB issuing a Yankee Bond for USD500 million and at the same time selling an option to UBS. If the option were exercised, UBS could require TNB at the expiry of the term of the Yankee Bond to issue a further 20-year bond.

In September 2001, TNB terminated the option as a result of which UBS claims in the suit that a termination payment of USD86.94 million is payable by TNB. TNB has denied any liability to UBS and alleged that UBS negligently advised and misrepresented facts to TNB both at the time the option was entered into and in the period leading to the termination by TNB.

The litigation is expected to come to trial in about July 2003 and TNB will continue to defend the UBS claim vigorously. The directors are confident that the outcome of the litigation will not have a material adverse financial impact on TNB.

As at 24 October 2002, and except for the above and as disclosed in Note 11, there was no other material litigation involving the Group.

14) SEGMENT REPORT

This note is not applicable.

15) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

The Group recorded a profit before tax of RM182.9 million for the quarter as compared with a loss before tax of RM325.9 million in the preceding quarter ended 31st May 2002. Higher revenue, the weakening of the Japanese Yen and the improvement in the cost of production have contributed to the improved performance for the quarter. However, the improved performance during the quarter was not sufficient to improve the year-to-year performance.

16) REVIEW OF PERFORMANCE

On a year-to-date comparison, the Group revenue improved by 7.0% from RM14,362.6 million to RM15,375.1 million. This was largely attributed to the growth in demand for electricity.

Despite this improvement, profit before tax decreased by 32.7% from RM2,193.0 million to RM1,476.8 million attributed mainly to the overall strengthening of Japanese Yen and the increase in direct operating cost due to the shortage of gas and the burning of higher cost fuel.

16) REVIEW OF PERFORMANCE (continued)

Analysis of sales of electricity is as follows:-

		YEAR TO DATE 31.08.2002	YEAR TO DATE 31.08.2001
Sales of electricity	- TNB	14,638.0	13,951.8
	- Liberty Power Ltd (Pakistan)	294.5	-
Total sales of electricity		14,932.5	13,951.8

Analysis of Foreign exchange gain/(loss) is as follows:-

	YEAR TO DATE 31.08.2002	YEAR TO DATE 31.08.2001
Translation gain/(loss) – Borrowings	(161.4)	742.2
Translation gain/(loss) – Others	29.3	(19.6)
Transaction gain	39.8	62.9
	(92.3)	785.5

17) **MATERIAL EVENTS SUBSEQUENT TO THE END OF THE PERIOD REPORTED**

a) On 2nd October 2002, the Company entered into agreements to put in place a RM1,500.0 million Murabahah Commercial Papers/Murabahah Medium Term Notes Facility. The Facility will be utilised by the Company as and when required during the 7-year tenor to part finance capital expenditures relating to generation, transmission and distribution assets for financial year ending 31 August 2003, and to meet working capital requirements.

b) At its Extraordinary General Meeting held on 10th October 2002, the Company obtained the approval of its shareholders for the proposed issue of:-
   i) Up to RM200 million nominal value 5-Year Unsecured Convertible Redeemable Income Securities ("CRIS"); and
   ii) Up to USD500 million nominal value 5-Year Guaranteed Exchangeable Bonds ("GEB") by TNB Capital (L) Ltd, a wholly owned subsidiary of the Group.

18) **SEASONALITY OR CYCLICALITY OF OPERATIONS**

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

19) **PROSPECTS FOR THE NEXT FINANCIAL YEAR**

With the Malaysian economy sustaining its growth and based on the measures taken to improve the operating efficiencies of the Group's businesses, the Board of Directors, barring any unforeseen circumstances, expects the results to be satisfactory.

20) **VARIANCE ON FORECAST PROFIT/PROFIT GUARANTEE**

This note is not applicable.

21) **DIVIDENDS**

The Board of Directors has recommended a final gross dividend of 6 sen per share (FY2001: tax-exempt dividend of 4.3 sen) less income tax of 28% in respect of the financial year ended 31st August 2002 amounting to RM134.4 million (FY2001: RM133.6 million). Together with the interim tax-exempt dividend of 3 sen per share equivalent to gross dividend of 4.2 sen per share (FY2001: 4 sen gross), the total equivalent gross dividend for the year amounts to 10.2 sen per share (FY2001: 10 sen). Subject to approval at the forthcoming Annual General Meeting, the final dividend will be paid on 14th January 2003 to shareholders registered in the Register of Members at the close of business on 23rd December 2002.

The Register of Members will be close from 24th December 2002 to 29th December 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the dividend.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of:-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19th December 2002 in respect of shares which are exempted from mandatory deposit;
(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 23rd December 2002 in respect of ordinary transfer; and
(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board

ZAINAL ABIDIN BIN YUNUS (LS 0008338)
DATIN AZIZAH BINTI OSMAN (LS 0014)
Joint Company Secretaries

Kuala Lumpur
30th October 2002

SIARAN AKHBAR

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

Tenaga Nasional Berhad (TNB) today announced a pre-tax profit of RM 1,476.8 million for its financial year ended 31st August 2002. The continued strong growth in electricity demand in the country, particularly from the commercial and domestic sectors, enabled TNB to post an encouraging 7.0% growth in sales as compared to the previous corresponding period, from RM 14,362.6 million to RM 15,375.1 million.

TNB's net profit after taxation attributable to shareholders for Financial Year 2002 (FY2002) was adversely affected by the overall strengthening of the Japanese Yen during the period under review combined with the increase in fuel costs due to the shortage of gas in the second half of FY2002. TNB posted a foreign exchange loss of RM 92.3 million for FY2002 as compared to foreign exchange gain of RM 785.5 million in the corresponding period of the previous year.

By expediting the completion of TNB's first Janamanjung 700MW coal fired unit, which has come on stream ahead of schedule, TNB's fuel cost burden would be further reduced. At the same time, the government has agreed in principle in the sharing of differential cost when firing alternate fuel.

The Board of Directors has recommended a final gross dividend of 6.0 sen per share (FY 2001: tax exempt dividend of 4.3 sen per share) less income tax of 28.0 %. The total equivalent gross dividend for the year totalled 10.2 sen per share (FY 2001 : equivalent gross dividend of 10 sen per share).

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Ketua Komunikasi Korporat, Tel: 03-282 5566 & 282 2121 sam 6240, Talian terus: 285 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6652, talian terus: 285 6652

With the Malaysian economy sustaining its growth and based on the measures taken to improve the operating efficiencies of the Group's businesses, the Board of Directors, barring any unforeseen circumstances, expects the results for the next financial year to be satisfactory.

Issued on 30th October 2002

SIARAN AKHBAR
PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

S.A. Bil 2002/07/43

PRESS RELEASE

Tenaga Nasional Berhad (TNB) today announced a pre-tax profit of RM 1,293.9 million for the first nine months ended 31st May 2002. The strong growth in electricity demand in the country, particularly from the domestic and commercial sectors, enabled TNB to record an encouraging 6.14% growth in sales as compared to the previous corresponding period, from RM 10,629.0 million to RM 11,281.8 million.

TNB's net profit after taxation attributable to shareholders for the first nine months of FY2002 was adversely affected by the strengthening of the Japanese Yen during the third quarter of FY2002 combined with the increase in fuel costs. The Japanese Yen strengthened by 7.5% during the third quarter of FY2002, which resulted in TNB posting a foreign exchange loss of RM 539.1 million during the third quarter of FY2002. As a result, TNB's foreign exchange gain for the first nine months was only RM 280.7 million as compared to foreign exchange gain of RM 734.6 million in the corresponding period of the previous year.

TNB is currently taking proactive measures to mitigate the impact of the increase in fuel cost by reducing its dependency on gas. By expediting the completion of its first Janamanjung 700MW coal fired unit, TNB's fuel cost burden would be reduced. At the same time, the government has agreed in principle in the sharing of differential cost when firing alternate fuel.

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Ketua Komunikasi Korporat, Tel: 03-282 5566 & 282 2121 sam 6240, Talian terus: 285 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6652, talian terus: 285 6652

In the longer term, this issue will be addressed by the expected gas supply from the Joint Development Area (JDA) gas pipe project with Thailand in Northern Peninsular Malaysia and from West Natuna gas pipe project with Indonesia. TNB understands that Petronas is also looking at other local and international gas fields, including from West Sumatera.

In conclusion, the Group's prospects for the year will hinge largely on the direction of the Japanese Yen, fuel costs (which forms a significant portion of the cost of production of electricity) and the rate of Malaysia's economic growth.

Issued on 31st July 2002

TENAGA NASIONAL BERHAD (200866-W)

S.A.Bil 2002/07/039

PRESS STATEMENT

TNB TO SIGN PROJECT AGREEMENTS WITH SKS POWER SDN. BHD.

Tenaga Nasional Berhad (TNB) and SKS Power Sdn Bhd (SKS) today sign three agreements with respect to the proposed coal-fired power plant to be developed by SKS in Mukim Serkat, Pontian, Johor Darul Takzim. After TNB Janamanjung, the 2100MW coal-fired power plant would be the second coal fired power plant in Peninsular Malaysia developed on an Independent Power Producer basis.

The power plant's first generating unit is scheduled to be on commercial operations by 31st August 2006 and would meet the expected demand in electricity from the year 2006 onwards. Together with TNB Janamanjung and TNB's Sultan Salahuddin Abdul Aziz Shah, Kapar Phase II and III, coal-fired power plants would represent 28% of the total installed capacity and would reduce the power sector's dependence on natural gas as a source of fuel.

SKS along with other coal-fired power plants like TNB Janamanjung would be the first of the IPPs to undertake Demand Risk Sharing. Under this principle a major portion of the IPP's fixed capacity payment,

which covers the IPPs debt financing costs, would be guaranteed whilst some of the remaining portion, which corresponds to the IPP's equity financing costs, would be paid upon the power plant being despatched.

The agreements signed today are the Power Purchase Agreement, for the sale and purchase of power; Coal Supply and Transport Agreement for the supply of coal and Transmission Works Agreement for the grid system reinforcement works and power off take to be undertaken by SKS.

TNB Fuel Services Sdn Bhd, a 100 percent subsidiary of TNB, would exclusively undertake the supply of coal to IPP, in line with the concept of fuel price pass through under the PPA.

The PPA and CSTA would be for a 25-year period.

Issued on 25 July 2002

Reference No TN-021031-57033

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/10/2002

Type	:	**Announcement**
Subject	:	**TENAGA NASIONAL BERHAD ("TNB" OR "COMPANY") PROPOSED DIVESTMENT OF STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("ASSET") BY TNB TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV"), A WHOLLY- OWNED SUBSIDIARY OF MALAKOFF BERHAD ("MALAKOFF") ("PROPOSED KAPAR DIVESTMENT")**

Contents :

We refer to our announcement dated 30 April 2002 wherein it was announced that TNB, KEV and Malakoff had entered into a Supplemental Asset Sale Agreement ("Supplemental ASA") and at the same time, TNB and KEV had also entered into a Supplemental Power Purchase Agreement ("Supplemental PPA") pursuant to the Proposed Kapar Divestment.

In conjunction with the execution of the Supplemental ASA, TNB and KEV have mutually agreed to extend the period within which all the conditions precedent to the Asset Sale Agreement ("ASA") dated 31 July 2000 (as amended by the Supplemental ASA) must be fulfilled or waived, for a further period of six (6) months, commencing on 30 April 2002, being the execution date of the Supplemental ASA, or such further period as TNB and KEV may mutually agree upon in writing ("Conditions Period"). In view that the Conditions Period will expire on 31 October 2002, TNB, KEV and Malakoff have on 31 October 2002 mutually agreed in writing on the following :

(a) to extend the Conditions Period for the purpose of satisfying of fulfilling the conditions precedent to the ASA (as amended by the Supplemental ASA);

(b) to extend the period for the purpose of satisfying or fulfilling the conditions precedent to the Power Purchase Agreement dated 31 July 2000 (as amended by the Supplemental PPA); and

(c) to extend the term of the Subscription Shares Conditions Period (as defined in the Supplemental ASA) for the purpose of satisfying or fulfilling the Subscription Shares Conditions Precedent (as defined in the Supplemental ASA) under the Supplemental ASA;,

commencing on 1 November 2002, up to and inclusive of 2 April 2003.

This announcement is dated 31 October 2002.

Reference No TN-021030-57260

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 30/10/2002
Financial Year End : 31/08/2002
Quarter : 4

Quarterly report on consolidated results for the financial period ended 31/08/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/08/2002	31/08/2001	31/08/2002	31/08/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	4,093,300	3,733,600	15,375,100	14,362,600
(b)Investment income	3,300	100	10,800	7,700
(c)Other income	79,500	67,500	260,200	341,900
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	889,000	1,132,900	4,687,800	5,554,600
(b)Finance cost	-293,100	-337,900	-1,127,200	-1,136,400
(c)Depreciation and amortisation	-553,500	-558,700	-2,242,700	-1,976,700
(d)Exceptional items	99,700	0	16,000	-373,700
(e)Profit/(loss) before income tax, minority interests and extraordinary items	142,100	236,300	1,333,900	2,067,800
(f)Share of profits and losses of associated companies	40,800	33,700	142,900	125,200
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	182,900	270,000	1,476,800	2,193,000
(h)Income tax	5,400	24,900	-90,900	-122,800
(i)Profit/(loss) after (i)income tax before deducting minority interests	188,300	294,900	1,385,900	2,070,200

(ii)Minority interests	-1,200	10,700	14,900	34,800
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	187,100	305,600	1,400,800	2,105,000
(l)Extraordinary (i)items	0	0	0	0
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	187,100	305,600	1,400,800	2,105,000
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	6.00	9.80	45.10	67.80
(b)Fully diluted (based on ordinary shares - sen)	6.00	9.80	45.10	67.70
4 (a)Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)Dividend Description	**Final Gross Dividend Of 6 Sen Per Share**			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.7000	5.3100

Remark :

Attachment of the full Financial Result Announcement :

4thQtrO2Announce.doc

Converted attachment :

Reference No **MM-021010-43729**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**10/10/2002**

Type	:	**Announcement**
Subject	:	**TENAGA NASIONAL BERHAD ("TNB" OR "COMPANY")** **PROPOSED ISSUE OF:** **(I) FIVE (5)-YEAR UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CRIS"); AND** **(II) FIVE (5)-YEAR GUARANTEED EXCHANGEABLE BONDS ("GEB")** **(COLLECTIVELY KNOWN AS "PROPOSED BONDS ISSUES")**

Contents :

We refer to the Notice of Extraordinary General Meeting ("EGM") of the Company dated 25 September 2002. On behalf of TNB, Commerce International Merchant Bankers Berhad is pleased to announce that the shareholders of TNB had, at the EGM held on 10 October 2002, approved the resolutions set out in the said notice.

Reference No MM-021010-43835

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**10/10/2002**

Type : **Announcement**

Subject : **TENAGA NASIONAL BERHAD ("TNB" OR "COMPANY")**

PROPOSED ISSUE OF:
(I) FIVE (5)-YEAR UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CRIS"); AND
(II) FIVE (5)-YEAR GUARANTEED EXCHANGEABLE BONDS ("GEB")
(COLLECTIVELY KNOWN AS "PROPOSED BONDS ISSUES")

Contents :

On behalf of TNB, Commerce International Merchant Bankers Berhad ("CIMB") is pleased to announce that the Securities Commission ("SC") has, vide its letter dated 9 October 2002, approved the following:

(i) issuance of up to 263.889 million new ordinary shares of RM1.00 each in TNB ("TNB Shares"), to be issued pursuant to the exchange of the GEB;

(ii) listing of and quotation for the new TNB Shares to be issued pursuant to the exchange of the GEB; and

(iii) option for the reset of the exchange price of the GEB ("Exchange Price"), subject to a floor to be determined for the Exchange Price, which shall at all times be at a discount of not more than 10% to the five (5)-day weighted average market price of TNB Shares prior to the original price-fixing date for the GEB.

The approval of the SC is subject to the following:

(i) CIMB/TNB, prior to the issue of the GEB, to make full disclosure on the methodology to be used for the reset of the Exchange Price and situations whereby the Exchange Price will be reset;

(ii) TNB/TNB Capital Ltd *(formerly known as Cofus Ltd)* ("TNB Capital"), a wholly-owned subsidiary of TNB incorporated in Labuan which will be issuing the GEB, to obtain all approvals in relation to the proposed issue of the GEB; and

(iii) TNB/TNB Capital to comply with the requirements of the SC's Policies and Guidelines on Issue/Offer of Securities.

Reference No TN-021002-60839

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**02/10/2002**

Type : **Announcement**
Subject : **TNB'S RM1,500 MILLION 7-YR MURABAHAH COMMERCIAL PAPERS/MURABAHAH MEDIUM TERM NOTES FACILITY**

Contents :

Tenaga Nasional Berhad wishes to announce that today, it has entered into agreements to put into place a RM1,500 million 7- yr Murabahah Commercial Paper/Murabahah Medium Term Notes ("Murabahah CP/MTN") Facility. The Facility is not intended to be fully drawn upon immediately, but instead will be utilised by TNB as and when required during the 7- year tenor, to part finance capital expenditures relating to generation, transmission and distribution assets and to meet working capital requirements. The Joint Arrangers for the transaction are KAF Discounts Berhad and Citibank Berhad.

This announcement is dated this 2nd day of October 2002.

Reference No TN-021001-59247

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**01/10/2002**

Type	:	**Announcement**
Subject	:	**TNB'S PROPOSED RM1,500 MILLION 7-YEAR MURABAHAH COMMERCIAL PAPERS/MURABAHAH MEDIUM TERM NOTES FACILITY**

Contents :

The Securities Commission has, via its letter dated 27 August 2002, approved the proposed issuance of RM1,500 million private debt securities through a Murabahah Commercial Papers/Murabahah Medium Term Notes Facility by Tenaga Nasional Berhad. The Facility will be utilised by TNB as and when required during the 7-year tenor to part finance capital expenditures relating to generation, transmission and distribution assets for financial year ending 31 August 2003, and to meet working capital requirements principally for payments to independent power producers and the purchase of fuel.

The Facility Agreements for the proposed issue are scheduled to be signed by Tenaga Nasional Berhad on 2nd October 2002.

This announcement is dated this 1st day of October 2002.

Reference No MM-020925-50509

Submitting Merchant Bank : COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 25/09/2002

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB" OR "COMPANY")**

PROPOSED ISSUE OF:
(I) FIVE (5)-YEAR UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("CRIS"); AND
(II) FIVE (5)-YEAR GUARANTEED EXCHANGEABLE BONDS ("GEB")
(COLLECTIVELY KNOWN AS "PROPOSED BONDS ISSUES")

Contents :

We refer to TNB's announcement dated 23 August 2002. On behalf of TNB, Commerce International Merchant Bankers Berhad is pleased to announce that the Foreign Investment Committee ("FIC") has approved the Proposed Bonds Issues. The approval of the FIC is not subject to any conditions.

Reference No MM-020924-55976

Submitting Merchant Bank : COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 24/09/2002

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB" OR THE "COMPANY")**

NOTICE OF EXTRAORDINARY GENERAL MEETING

Contents :

On behalf of TNB, Commerce International Merchant Bankers Berhad wishes to announce the Notice of Extraordinary General Meeting as follows:

"NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Tenaga Nasional Berhad ("TNB" or the "Company") will be held at Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur, Malaysia on Thursday, 10 October 2002 at 9.30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

PROPOSED ISSUE OF FIVE (5)-YEAR UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES ("PROPOSED CRIS ISSUE")

"THAT, subject to the approvals being obtained from the relevant authorities, approval be and is hereby given to the Company to:

(i) issue five (5)-year unsecured convertible redeemable income securities ("CRIS") at 100% of the nominal value of the CRIS with a coupon rate to be determined by a committee appointed by the Directors of the Company and an issue size which does not exceed RM200 million nominal value of CRIS and that the CRIS shall be convertible into new ordinary shares of RM1.00 each in the Company ("TNB Shares") at a conversion price to be determined by a committee appointed by the Directors of the Company and otherwise on such further terms and conditions as the Directors of the Company may determine and provide in the trust deed to be entered into by the Company ("Trust Deed") and such other documents to be entered into constituting the CRIS, the indicative terms of which are set out in Section 2.1 of the Circular to the shareholders of the Company dated 25 September 2002;
(ii) allot and issue such number of new TNB Shares, credited as fully paid-up, to holders of the CRIS, which are required to be issued upon conversion of the CRIS based on the indicative terms which are set out in Section 2.1 of the Circular to the shareholders of the Company dated 25 September 2002 and in accordance with the terms of the Trust Deed and that such new TNB Shares shall upon allotment and issue rank pari-passu in all respects with the then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares;

(iii) allot and issue such number of new TNB Shares, credited as fully paid-up, to holders of the

CRIS, which are required to be issued upon any adjustments and/or reset of the conversion price of the CRIS based on the indicative terms which are set out in Section 2.1 of the Circular to the shareholders of the Company dated 25 September 2002 and in accordance with the terms of adjustments and reset of the conversion price to be determined by a committee appointed by the Directors of the Company and as provided in the Trust Deed and that such new TNB Shares shall upon allotment and issue rank pari-passu in all respects with the then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares;

(iv) utilise the proceeds from the Proposed CRIS Issue for such purposes and in such manner as set out in Section 3 of the Circular to the shareholders of the Company dated 25 September 2002;

AND THAT the Directors of the Company be and are hereby empowered and authorised to give effect to the aforesaid subject to, and with full power to amend and/or assent to or comply with, any conditions, modifications, variations and/or amendments in any manner as may be required or approved by the relevant authority or authorities and to take all steps and to enter into all such commitments, transactions, agreements, deeds, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required in order to implement, finalise and give full effect to the Proposed CRIS Issue."

ORDINARY RESOLUTION 2

PROPOSED ISSUE OF FIVE (5)-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS ("PROPOSED GEB ISSUE")

"**THAT**, subject to the approvals being obtained from the relevant authorities, approval be and is hereby given for the Company to:

(i) issue five (5)-year unsecured guaranteed exchangeable bonds ("GEB") by TNB Capital (L) Ltd (Company No. LL01816) ("TNB Capital"), a wholly-owned subsidiary of TNB, at 100% of the nominal value of the GEB with a coupon rate to be determined by a committee appointed by the Directors of the Company and an issue size which does not exceed USD500 million nominal value of GEB, which will be guaranteed by the Company and that the GEB shall be exchangeable into new ordinary shares of RM1.00 each in the Company ("TNB Shares") at an exchange price to be determined by a committee appointed by the Directors of the Company and otherwise on such further terms and conditions as the Directors of the Company may determine and provide in the indenture to be entered into by TNB Capital and the Company ("Indenture") and such other documents to be entered into constituting the GEB, the indicative terms of which are set out in Section 2.2 of the Circular to the shareholders of the Company dated 25 September 2002;

(ii) allot and issue such number of new TNB Shares, credited as fully paid-up, to holders of the GEB, which are required to be issued upon exchange of the GEB based on the indicative terms which are set out in Section 2.2 of the Circular to the shareholders of the Company dated 25 September 2002 and in accordance with the terms of the Indenture and that such new TNB Shares shall upon allotment and issue rank pari-passu in all respects with the then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares;

(iii) allot and issue such number of new TNB Shares, credited as fully paid-up, to holders of the GEB, which are required to be issued upon any adjustments and/or reset of the exchange price of the GEB based on the indicative terms which are set out in Section 2.2 of the Circular to the shareholders of the Company dated 25 September 2002 and in accordance with the terms of adjustments and reset of the exchange price to be determined by a committee appointed by the Directors of the Company as provided in the Indenture and that such new TNB Shares shall upon allotment and issue rank pari-passu in all respects with the then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares;

(iv) utilise the proceeds from the Proposed GEB Issue for such purposes and in such manner as set out in Section 3 of the Circular to shareholders of the Company dated 25 September 2002;

AND THAT the Directors of the Company be and are hereby empowered and authorised to give effect to the aforesaid subject to, and with full power to amend and/or assent to or comply with, any conditions, modifications, variations and/or amendments in any manner as may be required or approved by the relevant authority or authorities and to take all steps and to enter into all such commitments, transactions, agreements, indentures, deeds, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required in order to implement, finalise and give full effect to the Proposed GEB Issue."

ORDINARY RESOLUTION 3

PROPOSED PLACEMENT OF CRIS TO EPF

"THAT, subject to the passing of Ordinary Resolution 1 above and approvals being obtained from all relevant authorities, approval be and is hereby given to the Company to issue up to RM200 million nominal value five (5)-year unsecured convertible redeemable income securities ("CRIS") to the Employees Provident Fund Board ("EPF") of such amount to be determined after the conclusion of the book-building process and upon EPF's bid being successful**AND THAT** the Directors of the Company be and are hereby authorised to do all such acts and things as they consider fit or expedient as are necessary in order to implement, finalise and give full effect to the proposed placement of CRIS to EPF."

ORDINARY RESOLUTION 4

PROPOSED PLACEMENT OF CRIS TO SASB

"THAT, subject to the passing of Ordinary Resolution 1 above and approvals being obtained from all relevant authorities, approval be and is hereby given to the Company to issue up to RM200 million nominal value five (5)-year unsecured convertible redeemable income securities ("CRIS") to Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera ("SASB") of such amount to be determined after the conclusion of the book-building process and upon SASB's bid being successful **AND THAT** the Directors of the Company be and are hereby authorised to do all such acts and things as they consider fit or expedient as are necessary in order to implement, finalise and give full effect to the proposed placement of CRIS to SASB."

BY ORDER OF THE BOARD

Datin Azizah binti Osman (LS 0014)
Zainal Abidin bin Yunus (LS 0008338)
Joint Company Secretaries

Kuala Lumpur, Malaysia
25 September 2002

Notes:

1. Any member entitled to attend and vote at this meeting of the Company ("Meeting") is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly appointed under a power of attorney. Where the instrument appointing a proxy/proxies is executed by a corporation, it shall be executed either under its common seal or under the hand of any officer or attorney duly appointed under a power of attorney.

3. Where a member appoints two (2) proxies, the appointment shall be invalid unless the percentage of the holding to be represented by each proxy is specified.

4. A corporation which is a member, may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at the Meeting, in accordance with Article 107 (6) of the Company's Articles of Association.

5. The instrument appointing a proxy/proxies must be deposited at the Company's Registered Office, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur, Malaysia not less than 48 hours before the time set for the Meeting.

6. Registration of members/proxies attending the meeting will be from 8.00 a.m. on the day of the Meeting. Members/proxies are required to produce identification documents for registration."

This announcement is dated 24 September 2002.

Reference No TN-020912-52245

Amended Announcement

(Please refer to the ealier announcement reference number:TN-020910-64055)

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**12/09/2002**

Date of change	:	**10/09/2002**
Type of change	:	**Resignation**
Designation	:	**Joint Secretary**
License no.	:	**LS 008112**
Name	:	**SAZLIN AYESHA BINTI ABDUL SAMAT**
Working experience and occupation during past 5 years	:	
Remarks	:	**Incorrect license number (announced before LS00812)**

Reference No **TN-020829-60815**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**29/08/2002**

Type : **Announcement**

Subject : **SIGNING OF SUPPLEMENTARY AGREEMENT TO THE PPA BETWEEN TNB AND GENTING SANYEN POWER SDN. BHD.**

Contents :

Tenaga Nasional Berhad (TNB) and Genting Sanyen Power Sdn. (GSP) today signed a Second Supplementary Agreement to the Power Purchase Agreement. The Agreement is for an additional capacity of 42MW from GSP's plant at Kuala Langat. The average price of the additional power is 10.9 sen/kwh. The term of the contract will coincide with the term of the main PPA which expires in 2015.

Reference No TN-020828-62634

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**28/08/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020827-50721**
Subject	:	**ARTICLE ENTITLED : "Genting may sell paper making ops"**

Contents :

Tenaga Nasional Berhad (TNB) has not not made any decision about selling any stakes in TNB Janamanjung Sdn. Bhd.

Query Letter content :
We refer to the above news article appearing in The Sun, Sunbiz section, page 19, on Monday, 26 August 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"... Genting could be eyeing a stake in TNB Janamanjung Sdn Bhd ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
KLL/WSW/ZOOS
c.c. Securities Commission (via fax)

Reference No TN-020826-64332

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**26/08/2002**

Type : **Announcement**

Subject : **PROPOSED ACQUISITION OF 20% EQUITY INTEREST IN FIBRECOMM NETWORK (M) SDN BHD ("FIBRECOMM") FROM MALAYSIAN RESOURCES CORPORATION BERHAD ("MRCB") (" THE PROPOSED ACQUISITION")**

Contents :

We refer to the Company's earlier announcements dated 14 February 2002 in relation to the Proposed Acquisition.

TNB is pleased to announce that pursuant to the Agreement for Sale and Purchase of Shares dated 9 February 2002 ("SPA") with MRCB, both parties have fulfiled the conditions precedent as set out in the SPA, rendering the completion of the SPA and Fibrecomm to be a subsidiary of TNB (59% equty shareholding).

General Announcement
Reference No TN-020823-62822

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 23/08/2002

Type : Reply to query
Reply to Query Letter by KLSE reference ID : ZO-020822-57759
Subject : (i) ARTICLE ENTITLED :"Tenaga to refinance US$300m loans due 2004 with bond sale"
(ii) ARTICLE ENTITLED : " TNB gets nod on cost-sharing"

Contents :

· PROPOSED ISSUE BY TNB OF RM-DENOMINATED UNSECURED CONVERTIBLE REDEEMABLE INCOME SECURITIES; AND

· PROPOSED ISSUE BY A SPECIAL PURPOSE COMPANY WHOLLY OWNED BY TNB AND INCORPORATED IN LABUAN OF USD-DENOMINATED GUARANTEED EXCHANGEABLE BONDS TO BE GUARANTEED BY TNB

(COLLECTIVELY KNOWN AS "PROPOSED BONDS ISSUES")

1. INTRODUCTION

TNB is pleased to announce that the Company proposes the following:

(i) Proposed issue by TNB of RM-denominated unsecured convertible redeemable income securities ("Proposed CRIS Issue"); and

(ii) Proposed issue by a special purpose company wholly owned by TNB and incorporated in Labuan ("SPC"), of USD-denominated guaranteed exchangeable bonds to be guaranteed by TNB ("Proposed GEB Issue").

2. DETAILS OF THE PROPOSED BONDS ISSUES

2.1 Proposed CRIS Issue

The Company has appointed CIMB as the adviser, lead manager and bookrunner for the Proposed CRIS Issue ("CRIS Lead Manager").

The CRIS are convertible into new ordinary shares of RM1.00 each in TNB ("TNB Shares") at any time during its tenure at a conversion price to be determined upon completion of the book-building process.

The final terms of the CRIS will be determined by the CRIS Lead Manager and the Company after a book-building process based on, inter-alia, investors' interest for the CRIS and then prevailing market conditions.

The new TNB Shares to be issued pursuant to the conversion of the CRIS will be listed on the

Kuala Lumpur Stock Exchange ("KLSE") and an application will be made to the KLSE for the listing of and quotation for the new TNB Shares. The new TNB Shares will, upon issue and allotment, rank pari-passu in all respects with then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares.

2.2 Proposed GEB Issue

The Company has appointed CIMB, J.P. Morgan Securities Limited and Lehman Brothers International (Europe) to act as joint lead managers and joint bookrunners ("GEB Lead Managers") for the Proposed GEB Issue.

The GEB will be guaranteed by TNB and will be exchangeable into new TNB Shares at any time during its tenure at an exchange price to be determined upon completion of the book-building exercise. The GEB will be offered by the SPC to persons who are non-Malaysian residents, which will include Labuan incorporated banks and insurance companies and to foreign institutional investors outside Malaysia in reliance on Regulation S and Rule 144A under the United States of America ("US') Securities Act, 1933 ("US Securities Act").

The final terms of the GEB will be determined by the GEB Lead Managers and TNB/SPC after a book-building process based on, inter-alia, investors' interest for the GEB and then prevailing market conditions.

The new TNB Shares to be issued pursuant to the exchange of the GEB will be listed on the KLSE and an application will be made to the KLSE for the listing of and quotation for the new TNB Shares. The new TNB Shares will, upon issue and allotment, rank pari-passu in all respects with then existing TNB Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which precedes the date of allotment of the new TNB Shares.

The total number of TNB Shares to be issued pursuant to the conversion/exchange of the CRIS and GEB will depend on the final terms of the CRIS and GEB. However, in any event, the total number of TNB Shares to be issued will not exceed 10% of the issued and paid-up share capital of TNB.

3. RATIONALE FOR THE PROPOSED BONDS ISSUES and proposed utilisation of proceeds

The funds to be raised from the Proposed CRIS Issue are proposed to be utilised for capital expenditure of TNB and its subsidiaries ("TNB Group").

The funds to be raised from the Proposed GEB Issue will be utilised for the repayment of foreign currency denominated debts of TNB.

The Directors of TNB believe that the Company should take advantage of the current low interest rate environment in order to secure an attractive source of funding whilst providing an opportunity to the investors to convert their bonds into new shares in the Company which will in turn increase its shareholders' funds.

4. EFFECTS OF THE PROPOSED BONDS ISSUES

The effects of the Proposed Bonds Issues on the share capital, net tangible assets ("NTA"), earnings, shareholdings of substantial shareholders and dividends of the TNB Group are dependent upon the conversion price and exchange price and other terms of the CRIS and GEB to be finalised upon completion of the book-building process.

However, the Proposed Bonds Issues will not have any immediate effect on the share capital, NTA and shareholdings of substantial shareholders of TNB. The Proposed Bonds Issues would only have an impact on the above upon conversion/exchange of the CRIS and GEB. In any event, the total number of TNB Shares to be issued pursuant to the full conversion/exchange of the CRIS and GEB will not exceed 10% of the issued and paid-up share capital of TNB. As such, the maximum dilution to existing shareholders upon full conversion/exchange of the CRIS and GEB is 9.09%.

The completion of the Proposed Bonds Issues is not expected to have any significant impact on the earnings of the TNB Group for the financial year ending 31 August 2003. The effect of the conversion/exchange of the CRIS and GEB on the earnings per share of the TNB Group is dependent on the terms of the CRIS and GEB as well as the effective interest rate of the debts of TNB which will be repaid.

The Board of Directors of TNB does not expect the Proposed Bonds Issues to materially affect the dividend policy of the Company for the financial years ending 31 August 2002 and 2003. Nonetheless, the declaration of dividend (if any) for the financial years ending 31 August 2002 and 2003 will depend on the performance of the TNB Group during the said financial years.

5. APPROVALS REQUIRED

The Proposed Bonds Issues are conditional upon approvals/consents/waivers being obtained from:

(i) Securities Commission;

(ii) Foreign Investment Committee;

(iii) Bank Negara Malaysia;

(iv) Minister of Finance Incorporated;

(v) KLSE for the listing of and quotation for the new TNB Shares to be issued pursuant to the conversion/exchange of the CRIS and GEB;

(vi) The Labuan Offshore Financial Services Authority;

(vii) Shareholders of TNB at an Extraordinary General Meeting; and

(viii) Any other relevant authorities.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors, substantial shareholders and/or persons connected with the Directors and/or substantial shareholders of TNB has any interest, direct or indirect, in the Proposed GEB Issue.

Save as disclosed below, none of the Directors, substantial shareholders and/or persons connected with the Directors and/or substantial shareholders of TNB has any interest, direct or indirect, in the Proposed CRIS Issue.

Presently, the Company does not know the identities of the placees for the CRIS . The CRIS will be placed out via a book-building process whereby investors would submit their respective bids for the CRIS. The CRIS will then be placed to investors within the range of the highest bids collected. Hence, due to the said bidding process, Employee Provident Fund Board ("EPF") and/or Skim Amanah Saham Bumiputera ("SASB") who are substantial shareholders of TNB could potentially be the placees of the CRIS in the event the bids submitted by these parties are within the range of highest bids received.

However, since the allocation of the CRIS will be based on competitive bidding and all placees will receive the CRIS at the same price, EPF and/or SASB will not be getting preferential price treatment for the CRIS.

This announcement is not an offer of securities for sale in Malaysia, the United States or any other jurisdiction. The securities referred to herein will not be and have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No offering of securities will be made in Malaysia, the United States or any other jurisdiction except by means of an offering memorandum that will contain detailed information about the issuer and its management, as well as its financial statements.

(ii) ARTICLE ENTITLED : " TNB gets nod on cost-sharing"

Pursuant to our announcement dated 25 July 2002, TNB wishes to clarifythat all new IPPs will undertake the principle of Demand Risk Sharing. Under this principle a major portion of the IPPs fixed capacity payment, which covers the IPPs debt financing costs; would be guaranteed whilst some of the remaining portion; which corresponds to the IPPs equity financing costs, would be paid upon the power plant being despatched.

Under this arrangement, the IPPs are no longer paid their full Capacity Rate Financial ("CRF") portion of the Capacity Payment. IPPs would only be paid 85% of the CRF if the plant is not despatched due to lack of demand. However if the plant were despatched, the IPPs would earn the balance of the CRF, i.e. 15% of CRF, through another payment stream called Utilization Payment. All energy generated by the plant is bought and despatched by TNB.

CRF for a power plant project with signed PPAs typically covers payments for the development project costs and its return.

Query Letter content :
We refer to the above news article appearing in the New Straits Times, Business

Times section, pages B1 and B18 and The Star, Business section, page 4, on Thursday, 22 August 2002, a copy each is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
New Straits Times
"TENAGA Nasional Bhd will refinance about US$300 million (US$1 = RM3.80) of loans due in 2004 by selling US dollar-denominated bonds."
The Star
"TENAGA Nasional Bhd (TNB) is believed to have obtained the government's nod to share the burden of maintaining its reserve margin with independent power producers (IPPs)."
"It would then keep 15% of that 85% as reserve margin."
"On their part, IPPs would keep 15% of the power that they produce as reserve margin ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

General Announcement
Reference No TN-020820-62425

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **20/08/2002**

Type : **Announcement**
Subject : **Proposal To Issue Commercial Paper (CP)/Medium Terms Notes (MTN) Amounting To RM1,500 Million.**

Contents :

"TNB is currently planning to put into place an Islamic CP/MTN programme up to an amount of RM1,500 million subject to Securities Commision's approval having been obtained."

General Announcement
Reference No TN-020819-62537

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**19/08/2002**

Type : **Announcement**
Subject : **RE-APPOINTMENT OF TNB'S NON-EXECUTIVE CHAIRMAN**

Contents :

The Board of Directors of Tenaga Nasional Berhad (TNB) today announced the extension of tenure of TNB's Non-Executive Chairman, Dato' Dr. Jamaludin Jarjis, for another two (2) years effective from 1 September 2002 upon the expiry of his two-year contract, which will end on 31 August 2002.

Financial Result Announcement
Reference No TN-020801-61100

Amended Announcement

(Please refer to the ealier announcement reference number:TN-020731-66840)

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	01/08/2002
Financial Year End	:	31/08/2002
Quarter	:	3

Quarterly report on consolidated results for the financial period ended 31/05/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/05/2002	31/05/2001	31/05/2002	31/05/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,822,500	3,573,300	11,281,800	10,629,000
(b)Investment income	100	100	7,500	7,600
(c)Other income	60,900	94,800	180,700	274,400
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	440,900	1,474,300	3,798,800	4,421,700
(b)Finance cost	-277,200	-269,000	-834,100	-798,500
(c)Depreciation and amortisation	-578,200	-482,300	-1,689,200	-1,418,000
(d)Exceptional items	52,300	-373,700	-83,700	-373,700
(e)Profit/(loss) before income tax, minority interests and extraordinary items	-362,200	349,300	1,191,800	1,831,500
(f)Share of profits and losses of associated companies	36,300	30,300	102,100	91,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	-325,900	379,600	1,293,900	1,923,000
(h)Income tax	-26,800	-56,600	-96,300	-147,700
(i)Profit/(loss) after (i)income tax before	-352,700	323,000	1,197,600	1,775,300

deducting minority interests				
(ii)Minority interests	-3,400	10,000	16,100	24,100
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	-356,100	333,000	1,213,700	1,799,400
(l)Extraordinary (i)items	0	0	0	0
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	-356,100	333,000	1,213,700	1,799,400
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	-11.40	10.70	39.00	57.90
(b)Fully diluted (based on ordinary shares - sen)	-11.40	10.70	39.00	57.90
4 (a)Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)Dividend Description	No dividend has been recommended for this financial quarter.			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	5.6500	5.3100

Remark :
Amendment in relation to typo error in item 2(g) for Cumulative Period (Preceding Year Corresponding Period ended 31st May 2001) from RM1,293,000 to **the correct amount RM1,923,000.**

Attachment of the full Financial Result Announcement :

3rdQtr02announce.doc

Converted attachment :

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

I. UNAUDITED RESULTS OF THE GROUP FOR THE 3RD QUARTER ENDED 31st MAY 2002

(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31.05.2002	PRECEDING YEAR CORRESPONDING QUARTER 31.05.2001	CURRENT YEAR TO DATE 31.05.2002	PRECEDING YEAR CORRESPONDING PERIOD 31.05.2001
Revenue	3,822.5	3,573.3	11,281.8	10,629.0
Operating profit before investment and other income, finance cost, depreciation and amortisation, exceptional items, foreign exchange gain/(loss), taxation and minority interest	919.0	1,190.4	3,329.9	3,405.1
Investment income	0.1	0.1	7.5	7.6
Other income including interest income	60.9	94.8	180.7	274.4
Finance cost	(277.2)	(269.0)	(834.1)	(798.5)
Depreciation and amortisation	(578.2)	(482.3)	(1,689.2)	(1,418.0)
Exceptional items	52.3	(373.7)	(83.7)	(373.7)
Operating profit after investment and other income, finance cost, depreciation and amortisation, exceptional items but before foreign exchange gain/(loss), taxation and minority interest	176.9	160.3	911.1	1,096.9
Foreign exchange gain/(loss)	(539.1)	189.0	280.7	734.6
Share of results of associates	36.3	30.3	102.1	91.5
Profit/(loss) before taxation and minority interest	(325.9)	379.6	1,293.9	1,923.0
Taxation	(26.8)	(56.6)	(96.3)	(147.7)
Profit/(loss) after taxation but before minority interest	(352.7)	323.0	1,197.6	1,775.3
Minority interest	(3.4)	10.0	16.1	24.1
Profit/(loss) after taxation attributable to shareholders	(356.1)	333.0	1,213.7	1,799.4
	Sen	Sen	Sen	Sen
Earnings/(loss) per share-Basic	(11.4)	10.7	39.0	57.9
Earnings/(loss) per share-Diluted	(11.4)	10.7	39.0	57.9

II. UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 31st MAY 2002

(Amounts in RM million unless otherwise stated)

	31st MAY 2002	31st AUGUST 2001
PROPERTY, PLANT AND EQUIPMENT	49,996.4	48,270.3
INVESTMENT IN ASSOCIATES	769.2	725.8
LONG TERM INVESTMENTS	340.3	391.0
CURRENT ASSETS		
Inventories	1,144.1	982.4
Trade receivables	1,513.2	1,583.5
Other receivables	1,230.1	1,709.9
Cash	966.5	870.3
Amount owing from associates	6.6	3.9
Securities (quoted and unquoted)	54.6	47.7
	4,915.1	5,197.7

	31st MAY 2002	31st AUGUST 2001
CURRENT LIABILITIES		
Trade payables	(2,009.5)	(1,827.9)
Other payables	(1,639.7)	(1,605.6)
Short term borrowings	(1,701.2)	(3,213.8)
Provision for taxation	(336.5)	(390.0)
Amount owing to associates	(390.6)	(356.2)
	(6,077.5)	(7,393.5)
NET CURRENT LIABILITIES	(1,162.4)	(2,195.8)
LONG TERM LIABILITIES		
Term loans	(26,425.3)	(25,101.8)
Customer deposits	(1,418.0)	(1,324.9)
Retirement benefits	(481.6)	(452.8)
Other liabilities	(334.6)	(110.4)
	(28,659.5)	(26,989.9)
DEFERRED TAXATION	(984.6)	(975.8)
DEFERRED INCOME	(2,199.8)	(2,149.5)
GOVERNMENT DEVELOPMENT GRANTS	(484.5)	(516.6)
	17,615.1	16,559.5
Financed by :-		
SHARE CAPITAL	3,111.8	3,106.8
SHARE PREMIUM	3,181.7	3,143.4
REVENUE RESERVE	10,135.3	9,104.5
REVALUATION RESERVE	1,237.1	1,237.1
FOREIGN EXCHANGE RESERVE	(94.4)	(79.9)
SHAREHOLDERS' FUNDS	17,571.5	16,511.9
MINORITY INTEREST	43.6	47.6
	17,615.1	16,559.5
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	565	531

III NOTES

(Amounts in RM million unless otherwise stated)

1) ACCOUNTING POLICIES

The same accounting policies and methods of computation used in the preparation of the Group's last annual financial statements have been applied in the preparation of the quarterly financial statements except for the change in accounting policy with respect to the recognition of dividends declared or proposed, in compliance with the new Malaysian Accounting Standards Board ('MASB') Standard No.19 on "Events After the Balance Sheet Date". In the previous financial year, the final dividend was accrued as a liability when proposed by the Directors. This change in accounting policy has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the financial year ended 31 August 2001 by RM133.6 million and net tangible assets per share to RM5.31.

<u>Group Retained Profits</u>

At 31 August 2001 as previously reported in the audited balance sheet	8,970.9
Add: Proposed final dividend for the financial year ended 31 August 2001	133.6
At 31 August 2001 as restated	9,104.5

The final dividend was recognised as a liability after approval by the shareholders at the Annual General Meeting on 22nd December 2001.

2) **EXCEPTIONAL ITEMS**

Exceptional items relate to the following:

		CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
a)	Provision for diminution in value of fixed assets in subsidiary companies	-	34.0
b)	Write-back/Provision for diminution in value of investment	(52.3)	49.7
		(52.3)	83.7

3) **EXTRAORDINARY ITEMS**

There were no extraordinary items during the current quarter and financial year-to-date.

4) **TAXATION**

Taxation for the current quarter and financial year-to-date comprised the following:-

	CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
Taxation for the Group	11.9	59.9
Deferred taxation for the Group	5.4	8.8
Share of taxes in associates	9.5	27.6
	26.8	96.3

The effective tax rate for the Company and the Group for the current quarter and financial year-to-date is lower than the statutory tax rate due to the utilisation of brought forward and current capital allowances.

5) **PROFIT ON SALE OF INVESTMENT PROPERTIES AND/OR UNQUOTED INVESTMENTS**

There were no disposals of investment properties and/or unquoted investments during the current quarter and financial year-to-date.

6) **PURCHASES AND DISPOSALS OF QUOTED SECURITIES**

a) Total purchases and disposals of quoted securities and the loss arising thereon for the current quarter and financial year-to-date are as follows:-

	CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
Purchases	0.1	0.1
Disposal	6.9	17.4
Loss on disposals	(8.9)	(19.7)

b) Investments in quoted securities as at 31st May 2002 are as follows:-

	YEAR TO DATE 31.05.2002
At cost	25.7
At carrying value	5.2
At market value	5.2

The above quoted securities are managed by external fund managers.

7) **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no significant changes in the composition of the Group during the current quarter and financial year-to-date.

8) **STATUS OF CORPORATE PROPOSALS**

On 23rd November 2001, the Company, announced that it had entered into a conditional sale and purchase agreement with Malaysian Resources Corporation Berhad ('MRCB') for the acquisition of MRCB's entire 70% stake in Sepang Power Sdn Bhd. The agreement for the acquisition was completed on 20th May 2002.

On 21st May 2002, the Company announced that it had entered into a Share Sale Agreement ("SSA") with Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% owned indirect subsidiary of Genting Berhad for the disposal by TNB of a 40% interest in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million.

On 14th February 2002, it was announced that the Company had entered into an agreement for the Sale and Purchase of Shares with MRCB for the acquisition of MRCB's 20% stake in Fibrecomm Network (M) Sdn Bhd.

In relation to the divestment of Kapar Power Station as announced earlier, the parties had entered into a Supplemental Asset Sale Agreement ("Supplemental ASA") on 30th April 2002. In conjunction with the execution of the Supplemental ASA, the Company and KEV have on 30th April 2002 entered into Supplemental Power Purchase Agreement ("Supplemental PPA") for the generation and sale of electricity and to make generating capacity available. The net proceeds from the Proposed Kapar Divestment will be utilised for the repayment of borrowings and working capital purposes of the Company.

The parties for the above proposals are now in the final stages of complying with the condition precedents.

9) **ISSUANCE OR REPAYMENT OF DEBTS AND EQUITY SECURITIES**

a) On 19th September 2001, TNB issued the second and final tranche of a 10-year RM1,500.0 million Tenaga Income Securities ('TIS') amounting to RM500.0 million. This second and final tranche comprises:-

   i) 500 interest bearing 10-year redeemable unsecured bonds of an aggregate nominal value of RM499.5 million issued at 100% of nominal value (in denominations of RM999,000 each), with detachable coupons representing interest on the bonds; and

   ii) 500 Class B Redeemable Preference Shares ('RPS') of nominal value of RM1 each issued at a premium of RM999.00 per RPS.

b) On 3rd December 2001, the Company executed a 20-year Islamic Private Debt Securities ('PDS') transaction for nominal value of RM2,000.0 million. Proceeds from the issuance were utilised to part-refinance the Company's existing loans and to part-finance its capital expenditure requirements.

c) Except the aforementioned issuance of debt securities, there were no other issuance or repayment of debt securities, equity securities, share buy-backs, share cancellations or shares held as treasury shares and resale of treasury shares. For the nine months, 5,050,000 ordinary shares of RM1.00 each were issued under the existing Employee Share Option Scheme ('ESOS').

d) Repayment of debts during the current financial year-to-date are as follows:
   i). Foreign term loans RM557.8 million, and
   ii). Local term loans RM360.0 million

10) **GROUP BORROWINGS**

a) The tenure of Group borrowings classified under short and long term categories are as follows :-

Short term – secured	2.4
- unsecured	1,698.8
Sub-total	1,701.2
Long term - secured	66.8
- unsecured	26,358.5
Sub-total	26,425.3
Total	28,126.5

b) Currency denominations:-

Japanese Yen	6,206.3
Sterling Pound	1,129.3
US Dollar	6,899.0
Euro	473.3
Others	49.8
Total Ringgit equivalent of foreign currency borrowings	14,757.7
Ringgit borrowings	13,368.8
Total	28,126.5

c) Average cost of funding as at 31st May 2002 was 5.30% (FY2001: 5.29%)

11) **CONTINGENT LIABILITIES**

As at 24th July 2002, contingent liabilities of the Group comprised the following:-

Claims by third parties	969.4
Trade guarantees and performance bonds	30.6
Stamp duties on transfer of assets	108.0
Other contingencies	63.9
	1,171.9

12) **FINANCIAL INSTRUMENTS**

TNB has certain financial instruments including assets and liabilities and financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of the derivatives financial instruments which include interest rate option contracts and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their respective financial strength. Virtually all foreign currency contracts are denominated in U.S dollar and Japanese Yen. Although TNB may be exposed to losses in the event of market fluctuations, it does not anticipate significant losses due to the nature of its hedging arrangements.

TNB has entered into interest rate swap agreements and interest rate and currency swap agreements, some of which have been embedded interest rate or currency options, which may mature from year 2002 to 2007. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the hedging derivatives that TNB has entered into are described in note 24 to the financial statements of TNB for the financial year ended 31 August 2001 (pages 41 – 43 of TNB's latest Annual Report). There have been no material changes to the terms and conditions of those derivatives between the date of financial statements (dated 7 November 2001) and the date of this announcement.

As at 24th July 2002, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM4,977.1 million. While this amount is a summation of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

13) **MATERIAL LITIGATION**

In April 1997, TNB issued a USD500 million Yankee Bond maturing April 2007 to raise funding capital expenditure. In conjunction with this Union Bank of Switzerland (UBS) was appointed as lead manager and underwriter. UBS recommended to TNB at that time that the Yankee Bond issue could be made in an integrated package involving the Company issuing a Yankee Bond for USD500 million and at the same time selling to UBS an option by which UBS, if the option were exercised, could require TNB at the expiry of the term of the Yankee Bond, to sell to UBS a further 20 year bond at certain specified interest rate. The Yankee Bond issue was made in two tranches of USD400 million and USD100 million and an option issued to UBS in respect of each. The suit does not affect the Yankee Bond and as such there is no change to status of the Yankee Bond itself.

UBS has filed a suit in the High Court in London on 7th February 2002, claiming USD86.94 million plus interest. TNB was served a copy of the claim under cover of a without prejudice letter on 15th February 2002. TNB wishes to reiterate that the outcome of the case will not have a material adverse impact on TNB. TNB have been advised that there are a number of unsatisfactory features of this transaction, which will, if necessary, need to be investigated in the high court of justice in London. In particular, TNB has alleged that UBS negligently advised and misrepresented the facts to TNB both at the time of the transaction were entered into and in the period leading to termination by TNB of the transactions.

TNB denies liability in full and has filed a defence and counterclaim in London on 3rd May 2002. The lawyers of UBS have replied to TNB's defence and counterclaim on 1st July 2002. TNB have been advised by our solicitors not to comment on the merits of the case or the rationale for TNB conduct in relation to it as it may jeopardize the conduct of the suit by TNB. TNB note that UBS appears to be willing to have constructive discussion with a view to resolving the situation.

As at 24th July 2002, except for the above, there was no other material litigations involving the Group except as disclosed in Note 11.

14) **SEGMENT REPORT**

As the principal business of the Group is the generation and supply of electricity and the major portion of its revenue was derived in Malaysia, segmental reporting is deemed not necessary.

15) **MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER**

The Group recorded a loss before tax of RM325.9 million for the quarter as compared with a profit before tax of RM831.7 million in the preceding quarter ended 28th February 2002. The performance for the quarter was largely affected by the strengthening of the Japanese Yen which resulted in foreign exchange loss and the higher cost of production as compared to the preceding quarter.

16) **REVIEW OF PERFORMANCE**

The Group's revenue improved compared to the corresponding period last year. This was largely attributed to the growth in demand for electricity.

The profit before tax for the nine months declined by 32.7% attributed mainly to the combination of lower foreign exchange gain resulted from the strengthening of Japanese Yen and the increase in electricity production cost.

Analysis of sales of electricity are as follows:-

		YEAR TO DATE 31.05.2002	YEAR TO DATE 31.05.2001
Sales of electricity	- TNB	10,746.8	10,301.9
	- Liberty Power Ltd (Pakistan)	220.8	-
Total sales of electricity		10,967.6	10,301.9

Analysis of Foreign exchange gains are as follows:-

	YEAR TO DATE 31.05.2002	YEAR TO DATE 31.05.2001
Translation gain – Borrowings	246.5	753.5
Translation gain/(loss) – Others	17.7	(42.6)
Transaction gain	16.5	23.7
	280.7	734.6

17) **MATERIAL EVENTS**

There were no material events after the balance sheet date to 24th July 2002.

18) **SEASONALITY OR CYCLICALITY OF OPERATIONS**

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

19) **CURRENT YEAR PROSPECTS**

The Group's prospects for the year will hinge largely on the direction of the Japanese Yen, the fuel cost which forms a significant portion of the cost of production of electricity and the rate of the economic growth.

20) **VARIANCE ON FORECAST PROFIT/PROFIT GUARANTEE**
This note is not applicable.

21) **DIVIDENDS**
No dividend has been recommended for this financial quarter.

By Order of the Board

ZAINAL ABIDIN BIN YUNUS (LS 0008338)
Company Secretary

Kuala Lumpur
31st July 2002

Financial Result Announcement
Reference No TN-020731-66840

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/07/2002
Financial Year End	:	31/08/2002
Quarter	:	3

Quarterly report on consolidated results for the financial period ended 31/05/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/05/2002	31/05/2001	31/05/2002	31/05/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,822,500	3,573,300	11,281,800	10,629,000
(b)Investment income	100	100	7,500	7,600
(c)Other income	60,900	94,800	180,700	274,400
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	440,900	1,474,300	3,798,800	4,421,700
(b)Finance cost	-277,200	-269,000	-834,100	-798,500
(c)Depreciation and amortisation	-578,200	-482,300	-1,689,200	-1,418,000
(d)Exceptional items	52,300	-373,700	-83,700	-373,700
(e)Profit/(loss) before income tax, minority interests and extraordinary items	-362,200	349,300	1,191,800	1,831,500
(f)Share of profits and losses of associated companies	36,300	30,300	102,100	91,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	-325,900	379,600	1,293,900	1,293,000
(h)Income tax	-26,800	-56,600	-96,300	-147,700
(i)Profit/(loss) after (i)income tax before deducting minority interests	-352,700	323,000	1,197,600	1,775,300

(ii)Minority interests	-3,400	10,000	16,100	24,100
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	-356,100	333,000	1,213,700	1,799,400
(l)Extraordinary (i)items	0	0	0	0
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	-356,100	333,000	1,213,700	1,799,400
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	-11.40	10.70	39.00	57.90
(b)Fully diluted (based on ordinary shares - sen)	-11.40	10.70	39.00	57.90
4 (a)Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)Dividend Description	No dividend has been recommended for this financial quarter.			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	5.6500	5.3100

Remark :

Attachment of the full Financial Result Announcement :

3rdQtr02announce.doc

Converted attachment :

TENAGA NASIONAL BERHAD *(200866-W)*

The Board of Directors is pleased to announce the following:

I. UNAUDITED RESULTS OF THE GROUP FOR THE 3RD QUARTER ENDED 31st MAY 2002
(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31.05.2002	PRECEDING YEAR CORRESPONDING QUARTER 31.05.2001	CURRENT YEAR TO DATE 31.05.2002	PRECEDING YEAR CORRESPONDING PERIOD 31.05.2001
Revenue	3,822.5	3,573.3	11,281.8	10,629.0
Operating profit before investment and other income, finance cost, depreciation and amortisation, exceptional items, foreign exchange gain/(loss), taxation and minority interest	919.0	1,190.4	3,329.9	3,405.1
Investment income	0.1	0.1	7.5	7.6
Other income including interest income	60.9	94.8	180.7	274.4
Finance cost	(277.2)	(269.0)	(834.1)	(798.5)
Depreciation and amortisation	(578.2)	(482.3)	(1,689.2)	(1,418.0)
Exceptional items	52.3	(373.7)	(83.7)	(373.7)
Operating profit after investment and other income, finance cost, depreciation and amortisation, exceptional items but before foreign exchange gain/(loss), taxation and minority interest	176.9	160.3	911.1	1,096.9
Foreign exchange gain/(loss)	(539.1)	189.0	280.7	734.6
Share of results of associates	36.3	30.3	102.1	91.5
Profit/(loss) before taxation and minority interest	(325.9)	379.6	1,293.9	1,923.0
Taxation	(26.8)	(56.6)	(96.3)	(147.7)
Profit/(loss) after taxation but before minority interest	(352.7)	323.0	1,197.6	1,775.3
Minority interest	(3.4)	10.0	16.1	24.1
Profit/(loss) after taxation attributable to shareholders	(356.1)	333.0	1,213.7	1,799.4
	Sen	Sen	Sen	Sen
Earnings/(loss) per share-Basic	(11.4)	10.7	39.0	57.9
Earnings/(loss) per share-Diluted	(11.4)	10.7	39.0	57.9

II. UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 31st MAY 2002
(Amounts in RM million unless otherwise stated)

	31st MAY 2002	31st AUGUST 2001
PROPERTY, PLANT AND EQUIPMENT	49,996.4	48,270.3
INVESTMENT IN ASSOCIATES	769.2	725.8
LONG TERM INVESTMENTS	340.3	391.0
CURRENT ASSETS		
Inventories	1,144.1	982.4
Trade receivables	1,513.2	1,583.5
Other receivables	1,230.1	1,709.9
Cash	966.5	870.3
Amount owing from associates	6.6	3.9
Securities (quoted and unquoted)	54.6	47.7
	4,915.1	5,197.7

	31st MAY 2002	31st AUGUST 2001
CURRENT LIABILITIES		
Trade payables	(2,009.5)	(1,827.9)
Other payables	(1,639.7)	(1,605.6)
Short term borrowings	(1,701.2)	(3,213.8)
Provision for taxation	(336.5)	(390.0)
Amount owing to associates	(390.6)	(356.2)
	(6,077.5)	(7,393.5)
NET CURRENT LIABILITIES	(1,162.4)	(2,195.8)
LONG TERM LIABILITIES		
Term loans	(26,425.3)	(25,101.8)
Customer deposits	(1,418.0)	(1,324.9)
Retirement benefits	(481.6)	(452.8)
Other liabilities	(334.6)	(110.4)
	(28,659.5)	(26,989.9)
DEFERRED TAXATION	(984.6)	(975.8)
DEFERRED INCOME	(2,199.8)	(2,149.5)
GOVERNMENT DEVELOPMENT GRANTS	(484.5)	(516.6)
	17,615.1	16,559.5
Financed by :-		
SHARE CAPITAL	3,111.8	3,106.8
SHARE PREMIUM	3,181.7	3,143.4
REVENUE RESERVE	10,135.3	9,104.5
REVALUATION RESERVE	1,237.1	1,237.1
FOREIGN EXCHANGE RESERVE	(94.4)	(79.9)
SHAREHOLDERS' FUNDS	17,571.5	16,511.9
MINORITY INTEREST	43.6	47.6
	17,615.1	16,559.5
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	565	531

III **NOTES**
(Amounts in RM million unless otherwise stated)

1) **ACCOUNTING POLICIES**

The same accounting policies and methods of computation used in the preparation of the Group's last annual financial statements have been applied in the preparation of the quarterly financial statements except for the change in accounting policy with respect to the recognition of dividends declared or proposed, in compliance with the new Malaysian Accounting Standards Board ('MASB') Standard No.19 on "Events After the Balance Sheet Date". In the previous financial year, the final dividend was accrued as a liability when proposed by the Directors. This change in accounting policy has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the financial year ended 31 August 2001 by RM133.6 million and net tangible assets per share to RM5.31.

Group Retained Profits	
At 31 August 2001 as previously reported in the audited balance sheet	8,970.9
Add: Proposed final dividend for the financial year ended 31 August 2001	133.6
At 31 August 2001 as restated	9,104.5

The final dividend was recognised as a liability after approval by the shareholders at the Annual General Meeting on 22nd December 2001.

2) EXCEPTIONAL ITEMS

Exceptional items relate to the following:

	CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
a) Provision for diminution in value of fixed assets in subsidiary companies	-	34.0
b) Write-back/Provision for diminution in value of investment	(52.3)	49.7
	(52.3)	83.7

3) EXTRAORDINARY ITEMS

There were no extraordinary items during the current quarter and financial year-to-date.

4) TAXATION

Taxation for the current quarter and financial year-to-date comprised the following:-

	CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
Taxation for the Group	11.9	59.9
Deferred taxation for the Group	5.4	8.8
Share of taxes in associates	9.5	27.6
	26.8	96.3

The effective tax rate for the Company and the Group for the current quarter and financial year-to-date is lower than the statutory tax rate due to the utilisation of brought forward and current capital allowances.

5) PROFIT ON SALE OF INVESTMENT PROPERTIES AND/OR UNQUOTED INVESTMENTS

There were no disposals of investment properties and/or unquoted investments during the current quarter and financial year-to-date.

6) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) Total purchases and disposals of quoted securities and the loss arising thereon for the current quarter and financial year-to-date are as follows:-

	CURRENT QUARTER 31.05.2002	YEAR TO DATE 31.05.2002
Purchases	0.1	0.1
Disposal	6.9	17.4
Loss on disposals	(8.9)	(19.7)

b) Investments in quoted securities as at 31st May 2002 are as follows:-

	YEAR TO DATE 31.05.2002
At cost	25.7
At carrying value	5.2
At market value	5.2

The above quoted securities are managed by external fund managers.

7) CHANGES IN THE COMPOSITION OF THE GROUP

There were no significant changes in the composition of the Group during the current quarter and financial year-to-date.

8) STATUS OF CORPORATE PROPOSALS

On 23rd November 2001, the Company, announced that it had entered into a conditional sale and purchase agreement with Malaysian Resources Corporation Berhad ('MRCB') for the acquisition of MRCB's entire 70% stake in Sepang Power Sdn Bhd. The agreement for the acquisition was completed on 20th May 2002.

On 21st May 2002, the Company announced that it had entered into a Share Sale Agreement ("SSA") with Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% owned indirect subsidiary of Genting Berhad for the disposal by TNB of a 40% interest in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million.

On 14th February 2002, it was announced that the Company had entered into an agreement for the Sale and Purchase of Shares with MRCB for the acquisition of MRCB's 20% stake in Fibrecomm Network (M) Sdn Bhd.

In relation to the divestment of Kapar Power Station as announced earlier, the parties had entered into a Supplemental Asset Sale Agreement ("Supplemental ASA") on 30th April 2002. In conjunction with the execution of the Supplemental ASA, the Company and KEV have on 30th April 2002 entered into Supplemental Power Purchase Agreement ("Supplemental PPA") for the generation and sale of electricity and to make generating capacity available. The net proceeds from the Proposed Kapar Divestment will be utilised for the repayment of borrowings and working capital purposes of the Company.

The parties for the above proposals are now in the final stages of complying with the condition precedents.

9) ISSUANCE OR REPAYMENT OF DEBTS AND EQUITY SECURITIES

a) On 19th September 2001, TNB issued the second and final tranche of a 10-year RM1,500.0 million Tenaga Income Securities ('TIS') amounting to RM500.0 million. This second and final tranche comprises:-

i) 500 interest bearing 10-year redeemable unsecured bonds of an aggregate nominal value of RM499.5 million issued at 100% of nominal value (in denominations of RM999,000 each), with detachable coupons representing interest on the bonds; and

ii) 500 Class B Redeemable Preference Shares ('RPS') of nominal value of RM1 each issued at a premium of RM999.00 per RPS.

b) On 3rd December 2001, the Company executed a 20-year Islamic Private Debt Securities ('PDS') transaction for nominal value of RM2,000.0 million. Proceeds from the issuance were utilised to part-refinance the Company's existing loans and to part-finance its capital expenditure requirements.

c) Except the aforementioned issuance of debt securities, there were no other issuance or repayment of debt securities, equity securities, share buy-backs, share cancellations or shares held as treasury shares and resale of treasury shares. For the nine months, 5,050,000 ordinary shares of RM1.00 each were issued under the existing Employee Share Option Scheme ('ESOS').

d) Repayment of debts during the current financial year-to-date are as follows:

i). Foreign term loans RM557.8 million, and

ii). Local term loans RM360.0 million

10) GROUP BORROWINGS

a) The tenure of Group borrowings classified under short and long term categories are as follows :-

Short term – secured	2.4
- unsecured	1,698.8
Sub-total	1,701.2
Long term - secured	66.8
- unsecured	26,358.5
Sub-total	26,425.3
Total	28,126.5

b) Currency denominations:-

Japanese Yen	6,206.3
Sterling Pound	1,129.3
US Dollar	6,899.0
Euro	473.3
Others	49.8
Total Ringgit equivalent of foreign currency borrowings	14,757.7
Ringgit borrowings	13,368.8
Total	28,126.5

c) Average cost of funding as at 31st May 2002 was 5.30% (FY2001: 5.29%)

11) CONTINGENT LIABILITIES

As at 24th July 2002, contingent liabilities of the Group comprised the following:-

Claims by third parties	969.4
Trade guarantees and performance bonds	30.6
Stamp duties on transfer of assets	108.0
Other contingencies	63.9
	1,171.9

12) FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities and financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of the derivatives financial instruments which include interest rate option contracts and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their respective financial strength. Virtually all foreign currency contracts are denominated in U.S dollar and Japanese Yen. Although TNB may be exposed to losses in the event of market fluctuations, it does not anticipate significant losses due to the nature of its hedging arrangements.

TNB has entered into interest rate swap agreements and interest rate and currency swap agreements, some of which have been embedded interest rate or currency options, which may mature from year 2002 to 2007. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the hedging derivatives that TNB has entered into are described in note 24 to the financial statements of TNB for the financial year ended 31 August 2001 (pages 41 – 43 of TNB's latest Annual Report). There have been no material changes to the terms and conditions of those derivatives between the date of financial statements (dated 7 November 2001) and the date of this announcement.

As at 24th July 2002, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM4,977.1 million. While this amount is a summation of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

13) MATERIAL LITIGATION

In April 1997, TNB issued a USD500 million Yankee Bond maturing April 2007 to raise funding capital expenditure. In conjunction with this Union Bank of Switzerland (UBS) was appointed as lead manager and underwriter. UBS recommended to TNB at that time that the Yankee Bond issue could be made in an integrated package involving the Company issuing a Yankee Bond for USD500 million and at the same time selling to UBS an option by which UBS, if the option were exercised, could require TNB at the expiry of the term of the Yankee Bond, to sell to UBS a further 20 year bond at certain specified interest rate. The Yankee Bond issue was made in two tranches of USD400 million and USD100 million and an option issued to UBS in respect of each. The suit does not affect the Yankee Bond and as such there is no change to status of the Yankee Bond itself.

UBS has filed a suit in the High Court in London on 7th February 2002, claiming USD86.94 million plus interest. TNB was served a copy of the claim under cover of a without prejudice letter on 15th February 2002. TNB wishes to reiterate that the outcome of the case will not have a material adverse impact on TNB. TNB have been advised that there are a number of unsatisfactory features of this transaction, which will, if necessary, need to be investigated in the high court of justice in London. In particular, TNB has alleged that UBS negligently advised and misrepresented the facts to TNB both at the time of the transaction were entered into and in the period leading to termination by TNB of the transactions.

TNB denies liability in full and has filed a defence and counterclaim in London on 3rd May 2002. The lawyers of UBS have replied to TNB's defence and counterclaim on 1st July 2002. TNB have been advised by our solicitors not to comment on the merits of the case or the rationale for TNB conduct in relation to it as it may jeopardize the conduct of the suit by TNB. TNB note that UBS appears to be willing to have constructive discussion with a view to resolving the situation.

As at 24th July 2002, except for the above, there was no other material litigations involving the Group except as disclosed in Note 11.

14) SEGMENT REPORT

As the principal business of the Group is the generation and supply of electricity and the major portion of its revenue was derived in Malaysia, segmental reporting is deemed not necessary.

15) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

The Group recorded a loss before tax of RM325.9 million for the quarter as compared with a profit before tax of RM831.7 million in the preceding quarter ended 28th February 2002. The performance for the quarter was largely affected by the strengthening of the Japanese Yen which resulted in foreign exchange loss and the higher cost of production as compared to the preceding quarter.

16) REVIEW OF PERFORMANCE

The Group's revenue improved compared to the corresponding period last year. This was largely attributed to the growth in demand for electricity.

The profit before tax for the nine months declined by 32.7% attributed mainly to the combination of lower foreign exchange gain resulted from the strengthening of Japanese Yen and the increase in electricity production cost.

Analysis of sales of electricity are as follows:-

		YEAR TO DATE 31.05.2002	YEAR TO DATE 31.05.2001
Sales of electricity	- TNB	10,746.8	10,301.9
	- Liberty Power Ltd (Pakistan)	220.8	-
Total sales of electricity		10,967.6	10,301.9

Analysis of Foreign exchange gains are as follows:-

	YEAR TO DATE 31.05.2002	YEAR TO DATE 31.05.2001
Translation gain – Borrowings	246.5	753.5
Translation gain/(loss) – Others	17.7	(42.6)
Transaction gain	16.5	23.7
	280.7	734.6

17) MATERIAL EVENTS

There were no material events after the balance sheet date to 24th July 2002.

18) SEASONALITY OR CYCLICALITY OF OPERATIONS

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

19) CURRENT YEAR PROSPECTS

The Group's prospects for the year will hinge largely on the direction of the Japanese Yen, the fuel cost which forms a significant portion of the cost of production of electricity and the rate of the economic growth.

20) VARIANCE ON FORECAST PROFIT/PROFIT GUARANTEE

This note is not applicable.

21) DIVIDENDS

No dividend has been recommended for this financial quarter.

By Order of the Board

ZAINAL ABIDIN BIN YUNUS (LS 0008338)
Company Secretary

Kuala Lumpur
31st July 2002

General Announcement
Reference No TN-020725-61094

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **25/07/2002**

Type : **Announcement**
Subject : **TNB TO SIGN PROJECT AGREEMENTS WITH SKS POWER SDN BHD**

Contents :

Tenaga Nasional Berhad (TNB) and SKS Power Sdn. Bhd. (SKS) today signed three agreements with respect to the proposed coal-fired power plant to be developed by SKS in Mukin Serkat, Pontian, Johor Darul Takzim. After TNB Janamanjung, the 2100 MW coal-fired power plant would be the second coal fired plant in Peninsular Malaysia developed on an Independent Power Producer basis.

The power plant's first generating unit is scheduled to be on commercial operations by 31 August 2006 and would meet the expected demand in electricity from the year 2006 onwards.Together with TNB Janamanjung and TNB's Sultan Salahuddin Abdul Aziz Shah, Kapar Phase II and III, coal-fired power plants would represent 28% of the total installed capacity and would reduce the power sector's dependence on natural gas as a source of fuel.

SKS along with other coal-fired power plants like TNB Janamanjung would be the first of the IPPs to undertake Demand Risk Sharing. Under this principle a major portion of the IPP's fixed capacity payment,which covers the IPPs debt financing costs, would be guaranteed whilst some of the remaining portion, which corresponds to the IPP's equty financing costs, would be paid upon the power plant being despatched.

The agreements signed today are the Power Purchase Agreement, for the sale and purchase of power; Coal Supply and Transport Agreement for the supply of coal and Transmission Works Agreement for the grid system reinforcement works and power off take to be undertaken by SKS.

TNB Fuel Services Sdn Bhd, a 100 percent subsidiary of TNB, would exclusively undertake the supply of coal to IPP, in line with the concept of fuel price pass through under the PPA.

The PPA and CSTA would be for a 25-year period.

General Announcement
Reference No TN-020724-59447

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**24/07/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020723-45169**
Subject	:	**ARTICLE ENTITLED " Syed Mokhtar adds dredging to ports"**

Contents :

TNB wishes to confirm that a Power Purchase Agreement (PPA) between TNB and SKS POWER Sdn Bhd will be signed. The signing ceremony will take place on 25 July 2002. Further announcement on this matter will be released on 25 July 2002.

Query Letter content :
We refer to the above news article appearing in The Star, Business Section, page 1, on Tuesday, 23 July 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"... signing of a power purchase agreement (PPA) involving SKS Ventures, Malakoff and Tenaga Nasional Bhd (TNB)."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
KLL/WSW/ZOOS
c.c. Securities Commission (via fax)